Keefe, Bruyette & Woods

May 12, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Magyar Bancorp, Inc.

Registration Statement on Form S-1 (Registration Number 333-254282)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Magyar Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 9:00 a.m. on May 14, 2021, or as soon thereafter as may be practicable.

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Robin Suskind
Name: Robin Suskind
Title: Managing Director